                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.


                                    FORM U-57



                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS



                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended
                                (the "1935 Act")



                              Gas Natural BAN, S.A.
                              ---------------------
                        (Name of Foreign Utility Company)


                            LG&E International Inc.
                          ----------------------------
                   (Name of filing company, if filed on behalf
                          of a foreign utility company)







            The Commission is requested to address communications to:

                         Earle H. O'Donnell
                         Laurel W. Glassman
                         Dewey Ballantine LLP
                         1775 Pennsylvania Avenue, N.W.
                         Washington, DC 20006


                         March 29, 1999

                                                             FILE NO.
                                                                      ---------

                  LG&E International Inc. ("LII"), on behalf of Gas Natural
BAN, S.A. ("BAN"), an Argentine sociedad anonima, hereby files with the Securities and Exchange Commission, pursuant to Section 33 of the Public Utility Holding Company Act of 1935 ("Act"), as amended by Section 715 of the Energy Policy Act of 1992, P.L. 102-487, and Rule 57 of the implementing regulations thereunder, 17 C.F.R. ss. 250.57, this Notice claiming exemption as a foreign utility company.

                  In support of this claim for exemption, the following information is submitted.

                                     ITEM 1

                  STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS AND ITS BUSINESS ADDRESS.

      The company claiming foreign utility company status within the meaning of
      Section 33(a)(3) of the Act is:

                        Gas Natural BAN, S.A.
                        Isabel La Catolica 939
                        Buenos Aires, Argentina

Neither BAN nor any subsidiary company is a public utility company operating in the United States.

                  DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.


BAN is an Argentine company whose sole purpose is to own and operate facilities for the distribution of natural gas at retail within the northern zone of the province of Buenos Aires in Argentina, and the performance of all other activities in connection with the distribution of natural gas. BAN has the exclusive right to provide natural gas distribution services within its region. BAN owns approximately 18,800 km of network pipeline. BAN also has the right to perform financial and investing transactions.


                  TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF SUCH INTEREST.


There are five entities which directly or indirectly own five percent or more of any class of voting securities of BAN. These companies are:

         1. LII, a Delaware corporation, is an indirect wholly-owned subsidiary of LG&E Energy Corp. ("LG&E Energy"). LG&E Energy, a Kentucky corporation, is a public utility holding company exempt from registration under Section 3(a)(1) of the Act. LII indirectly will have a 19.6% interest in BAN through its ownership of 28% of the shares of Invergas S.A. as described below.(1)

         2. Gas Natural SDG, S.A., an Irish corporation, indirectly will have a 50.4% interest in BAN through its direct and indirect ownership of 72% of the shares of Invergas S.A. as described below.

         3. Farallon GAS BAN Investment LLC, an investment fund, directly owns approximately 7.8% of the shares of BAN.

         4. Invergas S.A., an Argentine holding company, directly owns approximately 70% of the shares of BAN. The direct interest of Invergas S.A. includes the indirect interests of LII and Gas Natural SDG, S.A. described above.

(1) LII intends to transfer its interest in BAN to LG&E Power Argentina III LLC ("LPA"), a Kentucky limited liability company and wholly-owned subsidiary of LII, as soon as LPA is authorized to do business under Argentina law.

         5. Administradoras de Fondos de Jubilaciones y Pensiones (A.F.J.P.), a collection of Argentine company retirement plans, life insurance plans and investment funds, directly owns 15.24% of the shares of BAN.

                                     ITEM 2

                  STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.


BAN will be an associate company of Louisville Gas and Electric Company ("LG&E") and Kentucky Utilities Company ("KU"), which are domestic public-utility companies. LG&E and KU are both direct, wholly-owned subsidiaries of LG&E Energy. Neither LG&E nor KU will have an interest in BAN and, therefore, the purchase price disclosure is inapplicable.

EXHIBIT A
---------

                  LG&E is subject to the jurisdiction of the Kentucky Public Service Commission ("KPSC") with respect to its retail electric and gas rates. KU is subject to the jurisdiction of the KPSC and the Virginia State Corporation Commission ("VSCC") with respect to its retail electric rates. KU is also subject to the jurisdiction of the Tennessee Regulatory Authority ("TRA") with respect to the electric service it provides to a few customers. The Commission, through its Office of Public Utility Regulation, previously recognized the adequacy of the KPSC's oversight of LG&E Energy's activities for purposes of Section 33 of the Act based on an order from the KPSC approving LG&E's formation of a holding company. SEE LG&E ENERGY CORP. no-action letter dated February 22, 1994 (File No. 132-3).

KU received an order from the KPSC on October 6, 1988 approving its formation of a holding company which it attaches hereto (ATTACHMENT A) in satisfaction of the requirements of the third sentence of Section 33(a)(2) of the Act. On November 13, 1991, in Release No. 35-25409, the Commission concluded that the KPSC possessed adequate regulatory authority to protect KU's customers from any adverse effects resulting from its non-utility activities. KU also received an order from the TRA on November 22, 1998 approving its formation of a holding company which it attaches hereto (ATTACHMENT B) in satisfaction of the requirements of the third sentence of Section 33(a)(2) of the Act.
Section 56-46.3 of the Virginia Code requires KU to submit a formal application with the VSCC for certification under Section 33(a)(2) of the Act. Va. Code ss. 56-46.3. As required by Virginia law, KU attaches hereto (ATTACHMENT C) the certification issued by the VSCC on March 29, 1999 pursuant to Section 33(a)(2) of the Act.

                  Accordingly, BAN meets the criteria set forth in Section 33(a) for qualification as a "foreign utility company."

SIGNATURE
                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                 By:      /s/ R. Foster Duncan
                                          ------------------------------------
                                          R. Foster Duncan
                                          President
                                          LG&E International Inc.

                                 For:  Gas Natural BAN, S.A.

                                                      I CERTIFY THAT THIS
                                                      IS A TRUE COPY OF
                                                      THE ORIGINAL
ATTACHMENT A
                                                      /s/ HELEN VANCE
                                                      --------------------
                                                      PUBLIC SERVICE COMMISSION


                             COMMONWEALTH OF KENTUCKY

                       BEFORE THE PUBLIC SERVICE COMMISSION

     In the Matter of :

          THE APPLICATION OF KENTUCKY        )
          UTILITIES COMPANY TO ENTER INTO AN )
          AGREEMENT AND PLAN OF EXCHANGE AND )    CASE NO. 10296
          TO CARRY OUT CERTAIN TRANSACTIONS  )
          IN CONNECTION THEREWITH            )


                                     O R D E R
                                     ---------

     On June 16, 1988, Kentucky Utilities Company ("KU") filed an application with this Commission seeking approval of its proposed reorganization. Specifically, KU requested in its application that the Commission approve the execution of the proposed Agreement and Plan of Exchange by KU and the performance by it of actions reasonably necessary or appropriate to carry out the same, and that the Commission find that the proposed holding company ("Holding Company"), if constituted as contemplated in the Agreement, will not be a utility as defined in KRS 278.010(3). KU proposes to reorganize by creating Holding Company which will issue its common stock to the holders of KU's common stock in exchange for the shares of KU's common stock pursuant to the provisions of KRS 271B.11-020. Each share of KU's common stock will be exchanged for one share of Holding Company's common stock. After the transaction has been consummated, Holding Company will own all the outstanding common stock of KU and the former holders of KU's common stock will own all the outstanding common stock of

Holding Company. KU's preferred stock and debt obligations will not be converted or otherwise exchanged in the reorganization.

     KU has stated that the proposed reorganization is a reasonable response to the changing business environment in the electric utility industry and will improve opportunities for investment in non-utility activities while ensuring there will be no adverse impact on KU's customers. KU has claimed that reorganization is in the public interest and that the ability to make investments in its service area will help improve the state's economy. KU has stated that the exchange of stock will not in any way affect the financial, technical, and managerial abilities of KU to provide reasonable service and that approval of the proposed reorganization will not result in any increase or change in any of KU's rates or charges. The electric utility business will continue to be the dominant business of the consolidated companies. Although Holding Company will deploy KU funds not presently needed for investment in utility plans or facilities, it will retain the financial strength to return to the expansion of utility facilities when required to meet customer needs. Although KU has not made a decision as to what specific lines of business Holding Company will enter, it plans to develop criteria for the evaluation of proposed investment alternatives. Additionally, KU has stated that the purpose of the reorganization is to achieve the following goals:

     1. Respond to increasing competition;

     2. Increase financial flexibility;

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     3. Insulate ratepayers from risks and give shareholders rewards of non-utility activities;

     4. Provide opportunities for increased earnings;

     5. Assist KU in maintaining a balanced capital structure; and

     6. Seek opportunities for prudent investments at no risk or increased cost to KU's customers.

     Kentucky Industrial Utility Customers and the Utility and Rate Intervention of the Office of the Attorney General filed petitions with the Commission to intervene in this proceeding. These petitions were granted by the Commission. On August 22, 1988, an informal conference was held. All parties attended this conference and KU's application was discussed. No party requested a public hearing and, consequently, the Commission's decision is based upon KU's application and its responses to information requests.

                           REGULATORY CONCERNS

     The Commission agrees that the competitive environment is changing in the electric industry. KU should be allowed to position itself to meet the changes and have the ability to meet increased competition for investor funds and investment opportunities. In considering KU's proposed plan of reorganization, the Commission has certain concerns and objectives with regard to the protection of ratepayer interests. The Commission's concerns relate to three areas. First, the protection of utility resources should be provided. Second, the Commission should be able to adequately monitor the corporate activities of KU, Holding Company, and any other subsidiaries established by Holding Company. Third, certain reporting requirements should be established to assist the Commission in its monitoring activities. The following discussion expresses in greater detail some of the Commission's concerns and the conditions and requirements which the Commission believes are necessary in order to assure that the interests of the ratepayers are protected. This discussion is not intended to be all inclusive. Furthermore, due to the fact that many aspects of KU's business activities under reorganization are not known, and cannot be reasonably anticipated at this time, the Commission will maintain flexibility in its plans and procedures for monitoring Holding Company's and KU's activities.

PROTECTION OF UTILITY RESOURCES


                       Accounting Procedures and Controls

     One of the primary concerns facing the Commission with the issue of diversification is the potential which will exist for cross-subsidization of non-regulated activities by the regulated company. Cross-subsidization can occur through misallocation of common or joint costs, or through improper pricing of intercompany transactions. The process of assuring that cross-subsidization does not occur will result in added regulatory oversight by the Commission and will require increased focus on cost identification by KU. Three major areas which can be readily identified for potential cross-subsidization are accounting, cost allocation methodologies, and pricing of intercompany transactions. As the

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expansion of diversified activities occurs, the proper accounting and cost allocation methodologies will become even more important.

     KU has developed a "responsibility reporting system" ("RRS") to handle the task of properly identifying costs for internal and external reporting purposes. As described by KU, the RRS is a system designed to codify expenditures in a manner that will allow the utility to maintain its books and records in a manner required for external financial reporting purposes and to retrieve financial data in the various forms required by management, the Commission, and others. The accounting procedures are important in separating utility and non-utility costs. Inasmuch as the original entries for expenditures are made at this level, this aspect of the separation process is the most elementary since most costs are direct charges and assignments to utility and non-utility operations can be accomplished through accounting controls and procedures which specify the treatment of certain elements of cost. The accounting and reporting system used by KU should be adequate to provide assurance that directly assignable utility and non-utility costs are accounted for properly and that reports on the utility and non-utility operations are accurately presented. Adequate supporting documentation of costs for Commission review should be maintained whether those costs are generated at the KU level or Holding Company level. KU has had only minimal experience with regard to accounting for Holding Company costs, and time constraints in processing this case have made it impractical for the Commission to conduct an in-depth review of the accounting system. Therefore, the approval of the application in this case is not to be construed as approval of the cost assignment procedures or of the proper method of separation of charges into utility and non-utility operations.

     While the accounting system utilized by KU to separate direct charges appears to be relatively straightforward, the separation of costs through allocation methodologies is more subjective in nature and will require greater scrutiny to assure that cross-subsidization does not occur. As a part of this proceeding, Staff and other parties were given a presentation of the RRS. However, detailed documentation has not been provided in this proceeding as to the allocation methodologies and procedures to be used by KU to separate utility and non-utility operations under the reorganization. Consequently, the Commission makes no findings herein as to the adequacy of KU's cost allocation procedures.

     It is within the cost allocation procedures that one of the greatest areas of potential misclassification of utility and non-utility costs exists. Since KU's operations are monopolistic and subject to regulation with regard to reasonable costs and earnings, it may be beneficial to the non-regulated Holding Company to shift costs to the regulated operations to make pricing more competitive for the market-oriented business activities and provide greater returns to stockholders. KU has provided assurances that cross-subsidization will not exist. However, diversification is in the public interest only to the extent that utility operations will not be adversely affected. Therefore, an essential ingredient to the reorganization plan should be the establishment of reasonable cost allocation procedures to achieve this objective. A major priority in the reorganization process should be the development and implementation of cost allocation procedures that will accomplish the objective of preventing cross-subsidization. In future proceedings, it will be the responsibility of KU to show that its allocation methodologies have not resulted in any cross-subsidization. As a part of that showing, KU should be prepared to fully disclose all allocated costs, the portion allocated to each subsidiary of Holding Company, complete details of the methods of allocation and justification for the amount and the method.

     The issue of cross-subsidization through pricing of inter-company transactions also relates to the pricing of goods and services between holding company affiliates as well as the establishment of prices for transfer of assets of the utility. At present, other than participating in economic development, Holding Company has not identified specific activities into which it will diversify. Therefore, there are no definite plans for subsidiaries to transact business with KU. However, these transactions are a possibility which should be realistically anticipated. Regarding the sale or transfer or assets, KU has introduced a cost or fair market standard in its policies and guidelines for inter-company transactions to protect against cross-subsidization of non-utility activities by KU's customers. These policies and guidelines are explained in KU's CORPORATE POLICIES AND GUIDELINES FOR INTERCOMPANY TRANSACTIONS.

     KU has stated that the sale or transfer of assets will be settled by cost or fair market value, whichever is greater, when a sale or transfer is made by KU to a related company, and by cost or fair market value, whichever is lower, when a sale or transfer is made by a related company to KU. In all instances, KU and each related company shall comply with KU's CORPORATE POLICIES AND GUIDELINES FOR INTERCOMPANY TRANSACTIONS. Additionally, in accordance with these policies and guidelines, KU and each related company shall employ accounting and other procedures and controls related to sales, transfers, and cost allocations to insure and facilitate full review by the Commission and to protect against cross-subsidization of non-utility activities by KU's customers. These accounting and other procedures and controls will be reviewed periodically. For certain they will be reviewed in all subsequent KU general rate cases, and in other KU proceedings as appropriate or necessary. Whenever KU modifies or amends these policies and guidelines, KU shall file with the Commission the currently effective document indicating the modifications or amendments, the effective date of such, and the accounting period(s) affected.

                        DIVERSION OF MANAGEMENT TALENT

     The Commission is aware that it will be in the best interest of Holding Company and its shareholders to secure the most skilled management available. While KU will certainly share in the benefits of a well-managed corporate structure, the Commission is concerned that diversion of management talent away from KU to Holding Company and its affiliates could present a threat to the continued efficient operation of KU and, therefore, would not be in the best interests of the ratepayers. KU has stated that it intends to maintain its present management team which will, at all times, be dedicated to utility activities so as to ensure that utility operations are not neglected as a result of non-utility activities. The continuity of the management of KU is important to the ratepayer. Furthermore, the Commission notes KU's commitment that utility operations will not be neglected and will be assigned the same priority and level of expertise as in the past. The Commission will monitor, on an on-going basis, the composition of KU's management team.

                             FINANCIAL RESOURCES


     There is a concern that Holding Company may divert KU's financial resources to benefit the activities of non-regulated affiliates at the expense of utility ratepayers. The Commission's objective is to minimize the degree of this risk which arises from Holding Company's control of KU's financial resources.

     The Commission has primarily focused on four main concerns regarding the insulation of KU's financial resources from increased risks and the exposure of KU to increased costs of capital stemming from those risks.

     First, the Commission is concerned that attempts by Holding Company to adjust KU's capital structure could adversely affect KU's cost of capital and financial integrity. KU acknowledged in the Summary of Management Recommendations Regarding Formation of a Holding Company that the utility's capital structure can easily be adjusted to meet changing needs when a holding company is in place. Consistent with KU's stated assurance, the Commission believes that Holding Company should assist KU in maintaining a balanced capital structure.

     Second, the Commission is concerned that the dividend policy of KU could adversely affect its financing requirements and capabilities. The Commission is convinced that KU's dividend policy must not adversely affect the utility ratepayers. KU has acknowledged that the payment of dividends to Holding Company will be the mechanism by which Holding Company will adjust KU's equity position. Through these adjustments to retained earnings, KU contends Holding Company will help KU maintain an acceptable cost of capital and thereby favorable rates for utility customers.

     However, since retained earnings are a form of internal financing, the dividend decision can significantly affect KU's external financing requirements. In other words, if KU needs capital, the larger the cash dividend paid to Holding Company, the greater the amount of capital that must be raised externally through borrowing or through the public sale of preferred stock or, in the extreme case, through the sale of common equity. This external financing requirement could adversely affect KU's cost of capital. Therefore, KU through its Board of Directors has the responsibility to use its dividend policy consistent with preserving the financial strength of the utility.

     Third, the Commission is concerned that an unwillingness on the part of Holding Company to provide necessary capital to KU could severely impair KU's ability to provide utility services, as is its statutory obligation. KU has stated that since it will continue to issue its own preferred stock and debt as needed, capital attraction by KU will not be affected by the operations of Holding Company's non-utility affiliates. Furthermore, KU has stated that, if at any time Holding Company is, for whatever reason, unable or unwilling to provide needed capital to KU, KU's Board of Directors will have access to markets to obtain needed common equity. Any action or decision by the Board of Directors of Holding Company, including the unwillingness to provide adequate capital to KU, that, in any way, impairs KU's ability to provide utility service, will be in direct violation of KRS 278.030(2).

     Fourth, the Commission is concerned that the guaranteeing of the debt of non-utility affiliates, as well as that of Holding Company, by KU could unnecessarily place in jeopardy the financial position and resources of KU. KU has stated that it will provide financing for Holding Company only through the payment of dividends from shareholder-owned funds and will not guarantee credit for its affiliates without Commission approval. KU, pursuant to KRS 278.300, is restricted from guaranteeing debt without express Commission approval.

     For rate-making purposes, the Commission has jurisdiction over KU's capital structure, financing, and cost of capital. Through this authority, the Commission can protect utility customers from financial effects resulting from non-utility activities. The Commission approves all new debt, preferred stock, and common equity issued by KU which prevents significant deviations from the approved capital structure, which is the key to ensuring that KU maintains its financial integrity. In addition to that financial control, the Commission has authority to approve any guarantee of debt obligations by KU for Holding Company and its affiliates. Under the proposed reorganization, the Commission will continue to determine for rate-making purposes KU's capital structure and its return on common equity.

                      Employer/Purchaser of Last Resort

     There is a risk, under the proposed reorganization, that KU could be used as the "dumping ground" for employees, assets and products associated with failed or troubled affiliate ventures. The Commission is concerned that KU's strength and stability could give the management of Holding Company or its affiliates the false impression that it can be the employer or purchaser of last resort.

     KU has assured the Commission that its management has no intention of using the utility for such purposes, except in those instances where a transfer or purchase would be cost effective for the utility. However, the Commission intends to monitor KU's activities to assure the ratepayers that this has not occurred.

                                 Divestiture

     As part of its investigation of KU's proposed reorganization, the Commission felt obligated to consider the worst case situation of a failed or failing unregulated affiliate and its affect on the operations of KU. In response to a question in the Commission's First Information Request, KU indicated that, upon the determination that an investment in any subsidiary is no longer viable or does not meet corporate objectives, Holding Company will undertake divestiture. The response further stated that, because the ability of KU to attract capital is in no danger of being impaired, it is unnecessary to consider divestiture. The Commission agrees that at this point in KU's reorganization process, it may appear unnecessary to consider the option of divestiture. However, if future circumstances dictate that the only reasonable course of action is divestiture, including that of the utility, it will be the responsibility of KU's management, as those charged with the well-being of the dominant subsidiary, to ensure that divestiture takes place.

MONITORING THE HOLDING COMPANY AND THE SUBSIDIARIES
---------------------------------------------------

     In the course of the Commission's investigation of the regulatory safeguards necessary in cases of utility reorganization, it has become obvious that the most basic and indispensable requirement is open access to all books, records, and personnel of the holding company and each subsidiary. It is absolutely essential that the Commission has the ability to pursue any problems perceived in the operations of the utility through access to the books and records of the holding company and affiliates. During formal proceedings, the Commission may also choose to cross-examine personnel of the unregulated entities, in the event it appears necessary, to effectively monitor the relationship between KU and its parent and affiliates.

     In response to the Commission's Second Information Request, KU has indicated its agreement to provide access to the books and records of Holding Company and its affiliates and subsidiaries. The Commission will have access, as necessary in the exercise of its statutory duties, to the books and records of Holding Company and its other affiliates and subsidiaries. Such books and records will be produced in this Commonwealth upon written request by the Commission. The request should state with particularity the specific issue of concern and the reason or reasons why access to the books and records is necessary. Such request will be deemed presumptively valid, material, and relevant. Any objection to such request shall be timely raised and the respondent will have the burden to show that the request is neither reasonably related to an issue before the Commission nor reasonably calculated to result in the discovery of evidence admissible in the proceeding. Confidential, proprietary, or otherwise privileged information related to non-utility activities will be afforded appropriate protection under applicable Commission procedures.

     Further, in order to assure the full protection of ratepayer interests, the Commission considers it necessary to monitor significant transfers of utility assets, business ventures of Holding Company, and other major transactions. KU has indicated that it has no present plans to transfer any assets nor has it identified non-utility activities in which Holding Company will participate other than in economic development. Since there is the potential that these and future actions may have a significant impact on the ratepayers, the Commission should review them at the time they are completed. Subsequent to the issuance of this Order, the Commission believes that an informal conference should be scheduled so that the specific information to be filed for this review can be determined.

REPORTING REQUIREMENTS

     In order for the Commission to effectively monitor the activities of KU, Holding Company and its related subsidiaries, and to assure ratepayer protection, certain additional reports shall be required of KU and shall be furnished to the Commission on an annual, periodic, or other basis as appropriate.

                                 PERIODIC REPORTS

     KU should furnish the Commission with the annual financial statements of Holding Company including consolidating adjustments of Holding Company and its subsidiaries with a brief explanation of each adjustment; the annual balance sheets and income statements of any non-consolidated subsidiaries of Holding Company; and all periodic reports filed with the Securities and Exchange Commission.

     KU has agreed to and should file on a quarterly basis a report detailing KU's proportionate share of Holding Company's total operating revenues, operating and maintenance expenses, and number of employees.

     KU should furnish the following reports on an annual basis:

     1. A general description of the nature of intercompany transactions with specific identification of major transactions, and a description of the basis upon which cost allocations and transfer pricing have been established. Included in this report should be a discussion indicating the use of the cost or market standard for the sale or transfer of assets, the allocation factors used and the procedures used to determine these factors if they are different from the procedures used in prior years.

     2. A report which identifies professional personnel transferred from KU to Holding Company or any of the non-utility subsidiaries. Included should be a brief description of the duties performed while employed by KU and to be performed subsequent to transfer.

     Any questions concerning the specific information to be filed for the above reports should be resolved at an informal conference to be scheduled subsequent to the issuance of this Order.


                        SPECIAL REPORTS/INFORMAL CONFERENCE

     Other special reports should be furnished to the Commission as necessary. At the present time, KU has no plans to transfer utility assets, nor has it identified any investment activities of Holding Company, nor has it proposed any other transactions. However, the Commission is of the opinion that it is realistic to anticipate that such actions will occur in the future and that certain reports will be required for the Commission to effectively monitor these activities. Therefore, any contracts or other agreements concerning the transfer of such assets or the pricing of intercompany transactions should be filed with the Commission. The Commission believes that an informal conference between KU, Commission Staff, and the parties will provide the most efficient means to determine the specific information which is required for the Commission to effectively perform its monitoring role.

                                      FINDINGS

     The Commission, after consideration of the evidence of record and being advised, is of the opinion and finds that:

     1. KU will, after the consummation of the transactions contemplated in its proposed Agreement and Plan of Exchange, continue to have the financial, technical, and managerial abilities to provide reasonable utility services, within the meaning of KRS 278.020(4).

     2. Holding Company will not, by reason of its ownership of all outstanding shares of common stock of KU, be a utility as defined in KRS 278.010(3) as it will not own, control, operate, or manage any facilities used in connection with the generation, production, transmission, and distribution of electricity to or for the public.

     3. With the conditions and assurances discussed in this Order, the proposed reorganization of KU as a subsidiary of the non-regulated Holding Company is in the public interest and should be approved.

     4. The reorganization of KU as approved in this Order should not result in an increase or change in any of KU's rates or charges.

     5. The reorganization of KU should have no adverse impact whatsoever on the utility or its ratepayers.

     6. The interests of KU company and its ratepayers should be given first priority in the business decisions of Holding Company.

     7. KU should maintain adequate supporting documentation of all costs, regardless of their origin.

     8. KU should develop, implement, and maintain cost allocation procedures that will prevent cross-subsidization.

     9. The pricing of intercompany transactions should not result in an adverse impact on the ratepayers of the utility.

    10. In future rate proceedings, KU should be able to show that no cross-subsidization has occurred by disclosing all allocated costs, the portion allocated to each segment of Holding Company, complete details of the methods of allocation and justification for the amount and the method.

    11. KU and each related company shall comply with KU's CORPORATE POLICIES AND GUIDELINES FOR INTERCOMPANY TRANSACTIONS.

    12. Any amendment to KU's policies and guidelines should be filed with this Commission, along with its effective date and the accounting periods affected.

    13. KU should avoid a diversion of management talent that would adversely impact the utility and ratepayers.

    14. KU should maintain a balanced capital structure.

    15. KU's Board of Directors should not allow the dividend policy to adversely affect its financial integrity nor the rates of KU's customers.

    16. Pursuant to KRS 278.030(2), KU's obligation to provide utility service must not be impaired by Holding Company.

    17. Pursuant to KRS 278.300, KU is restricted from guaranteeing the debt of Holding Company and its affiliates.

    18. KU should take whatever protective measures necessary, including divestiture, to ensure that KU maintains its present level of services and operations.

    19. Holding Company and its subsidiaries should provide open access to all books, records, and personnel as discussed in this Order.

    20. KU should file the details of significant transfers of utility assets, business ventures of Holding Company, and other major transactions as they are completed.

    21. KU should provide the reports and other information as specifically set out in the Reporting Requirements Section of this Order.

    22. An informal conference should be scheduled to address the specific reporting requirements identified in this Order at a time mutually convenient to the parties.

    IT IS THEREFORE ORDERED that:

     1. KU is authorized to execute its proposed Agreement and Plan of Exchange and perform the actions reasonably necessary or appropriate to accomplish it.

     2. The reorganization of KU as a regulated subsidiary of the non-regulated Holding Company is hereby approved.

     3. KU shall comply with all reporting requirements contained herein.

     4. Within 30 days of the date of this Order, an informal conference shall be scheduled with KU to address the specifics of reporting requirements.

     5. Access to the books and records of Holding Company and its other affiliates and subsidiaries shall be provided as described herein.

     6. KU shall file with the Commission a copy of the Agreement and Plan of Exchange promptly upon its execution by KU and Holding Company, and shall promptly notify the Commission in writing of the consummation of the Plan of Exchange under the Agreement.

     Done at Frankfort, Kentucky, this 6th day of October, 1988.

                                           By the Commission




























ATTEST:

/s/  Forest M. Skaggs
-----------------------
Executive Director

                                                                   ATTACHMENT B

               BEFORE THE TENNESSEE PUBLIC SERVICE COMMISSION

               November 22, 1988         Nashville, Tennessee


IN RE:   APPLICATION OF KENTUCKY UTILITIES
         COMPANY TO ENTER INTO AN AGREEMENT
         AND PLAN OF EXCHANGE AND TO CARRY
         OUT CERTAIN TRANSACTIONS IN
         CONNECTION THEREWITH

         DOCKET NO. U-88-7579

                                    O R D E R
                                    ---------

         This matter is before the Tennessee Public Service Commission upon the application of Kentucky Utilities Company ("KU") for an order, pursuant to the provisions of TCA Section 65-4-104, authorizing KU to enter into an Agreement and Plan of Exchange and to carry out certain transactions in connection therewith.

         The Commission considered this matter at its regularly scheduled Commission Conference on November 8, 1988 and concluded that the application should be granted.

         On the 19th day of July, 1988 KU filed its duly verified application seeking authority to enter into an Agreement and Plan of Exchange (the "Agreement") with a holding company ("Holding") formed by KU under the laws of Kentucky. Pursuant to the Agreement, a form of which was attached to the Application, KU would become a wholly-owned subsidiary of Holding and the present common stockholders of KU would become common stockholders of Holding.

     The purposes of the proposed reorganization under the Agreement, as set forth in the Application, are:

         (1)  to respond to increasing competition in the electric industry;

         (2)  to increase financial flexibility;

         (3) to insulate ratepayers from risks and give shareholders rewards of non-utility activities;

         (4)  to provide opportunities for increased earnings;

         (5)  to assist KU in maintaining a balanced capital structure; and

         (6) to seek opportunities for prudent investments at no risk or increased cost to KU's customers, including opportunities for economic development of KU's service area.

         Only a small portion of KU's property used or useful in its utility business is located in the State of Tennessee, the greater portion of such property being located in the State of Kentucky. An application was made to the Public Service Commission of Kentucky for authority to enter into the Agreement and a certified copy of the Order of the Kentucky Commission, entered October 6, 1988, approving the execution of the Agreement and the consummation of the transaction contemplated thereby, on the terms and conditions set forth therein, has been filed in the proceedings of this case.

         The Commission after consideration of the Application and being advised by the Staff finds that (1) the execution of the Agreement and the consummation of the transactions contemplated thereby will not impair the ability of KU to perform its service to the public; (2) Holding if constituted as contemplated in the Agreement will not be a public utility as defined in TCA Section 65-4-101 as Holding will not own, operate, manage or control any electric light or power system, plant or equipment, or control, operate or manage any such facilities in the State of Tennessee.

         IT IS THEREFORE ORDERED:

         1. That KU is authorized to execute the proposed Agreement and Plan of Exchange and perform the actions reasonably necessary or appropriate to accomplish the Plan;

         2. That KU shall, as soon as reasonably possible after the execution of the Agreement, file with this Commission a copy of the Agreement and notify the Commission in writing of the consummation of the Plan of Exchange under the Agreement;

         3. That any party aggrieved with the Commission's decision in this matter may file a Petition for Reconsideration with the Commission within ten
(10) days from and after the date of this Order;

          4. That any party aggrieved with the Commission's decision in this matter has the right of judicial review by filing a Petition for Review in the Tennessee Court of Appeals, Middle Section, within sixty (60) days from and after the date of this Order.



                                               /s/ Frank Cochran
                                               --------------------------
                                                        CHAIRMAN



                                               /s/ Illegible
                                               --------------------------
                                                      COMMISSIONER



                                               /s/ Stephen Hewlett
                                               --------------------------
                                                      COMMISSIONER

ATTEST:


/s/ Illegible
-------------------------------
   EXECUTIVE DIRECTOR

                                                                Attachment C

                               [LETTERHEAD]


                              March 29, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: LG&E Energy Corporation

Gentlemen:

    LG&E Energy Corporation ("LG&E") has advised the Virginia State Corporation Commission ("SCC") that it proposes to acquire, an indirect interest in Gas Natural BAN, S.A., a natural gas local distribution company located in Buenos Aires, Argentina, through LG&E Power Argentine III LLC ("LPA"), an indirect wholly-owned subsidiary. In that regard, LPA intends to file a Notification of Foreign Utility Company Status (Form U-57) with the Securities and Exchange Commission ("SEC") pursuant to the SEC's Rule 57, and under Section 33 of the Public Utility Holding Company Act of 1935, as amended ("PUHCA"). In connection with that filing, LG&E requires, and has requested from this Commission, a certificate under Section 33(a)(2) of PUHCA (15 U.S.C. Section 79z-5b) that this Commission "has the authority and resources to protect ratepayers subject to its jurisdiction and that it intends to exercise its authority."

     This Commission has jurisdiction over the retail electric rates in Virginia of LG&E's public utility subsidiary, Kentucky Utilities Company ("KU"), and has the statutory authority to supervise and regulate such electric utilities in all matters relating to the performance of their public duties and their charges therefor.

     The specifics of this proposal have been addressed in an application filed with the SCC under Section 56-46.3 of the Code of Virginia. In its application LG&E represents that the proposed acquisition will have no detrimental effect on KU or its electric customers in Virginia or elsewhere. LG&E further represents that the acquisition will not affect KU's ability to meet its capital requirements. LG&E notes that KU's capital structure, currently includes approximately 50.9% equity to total capitalization and KU is able to raise new capital on reasonable terms to meet the needs of its utility customers. Moreover, LG&E notes that the capitalization of LG&E Energy is approximately $2.9 billion, so the proposed $73.5 million acquisition represents a modest investment.

Securities and Exchange Commission
March 29, 1999
Page 2

     Our action in regard to LG&E's request is based on KU's high equity ratio and its strong financial standing. Moreover, we note that KU has historically funded all of its capital requirements internally and expects to do so in 1999 also. In addition, if and when KU accesses the debt capital markets it will do so on a stand-alone basis, thus insulating itself from LG&E's foreign investments. Moreover, our actions reflect the relatively small size of this single investment.

     Therefore, based upon the Company's application and representations, including specifically, with without limitation, those found in the letter from Guy T. Tripp, III, Counsel to the Company, to Joel H. Peck, Clerk of the Commission, dated March 29, 1999, the SCC has directed me to certify to the SEC under Section 33(a)(2) of PUHCA that this Commission has the authority and resources to protect the ratepayers of KU subject to its jurisdiction and that it intends to exercise its authority.

     Such certification is made only as to the proposed acquisition of Gas Natural BAN, S.A., and has no application to any other acquisition whatsoever. In particular, Section 33(a)(2) of PUHCA provides that:

          Such certification, upon the filing of a notice by such State Commission, may be revised or withdrawn by the State commission prospectively as to any future acquisition.

     In that regard, the Virginia State Corporation Commission hereby files such a notice of withdrawal with the SEC, and hereby withdraws its certification prospectively as to any future acquisition, other than the acquisition of Gas Natural BAN, S.A., as described herein.

                                        Sincerely,

                                        /s/ Stewart E. Farrar
                                        Stewart E. Farrar
                                        Solicitor General

cc: Chairman Theodore V. Morrison, Jr.
    Commissioner Hullihen Williams Moore
    Commissioner Clinton Miller
    Ronald L. Willhite, LG&E Energy Corp.